SUB-ITEM 77(H)
                        CHANGES IN CONTROL OF REGISTRANT

Payse & Co. ("Payse") has acquired control of Payson Value Fund as of September 30, 2005 due to ownership of greater than 25% of the fund's outstanding shares. On April 1, 2005, Payse owned 24.33% of Payson Value Fund. On September 30, 2005, Payse owned 25.08% of Payson Value Fund and thus controlled Payson Value Fund as of that date.